UNITED STATES
                        SECURITY AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  _X_ Form 10-K   ____ Form 20-F   ____Form 11-K
              ___ Form 10-Q   ____ Form N-SAR

SEC FILE NUMBER:   0-10841

CUSIP NUMBER: 27530104

                    For period ended: JULY, 31, 1998.
                    _X__ Transition report on Form 10-K
                    ____ Transition report on Form 20-F
                    ____ Transition report on Form 11-K
                    ____ Transition report on Form 10-Q
                    ____ Transition report on Form N-SAR

Read Instructions on back before preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

Full name of Registrant:
AMERICAN MILLENNIUM CORPORATION, INC.

Address of Principal Executive Office:
29425 CR 561
TAVARES, FL 32778

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without
unreasonable effort or expense and the registrant seeks
relief pursuant to 12b-25(b), the following should be
completed. (Check box if appropriate)
 _x_       (a) The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;
 _x_       (b) The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K,
               or Form N-SAR, or portion thereof, will be filed
               on or before the fifteenth calendar day following
               the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portions thereof will be filed on or before the
               fifth calendar day following the prescribed due
               date; and
 _x_       (c) The accountant's statements or other exhibit required
               by Rule 12b-25(c) has been attached if applicable.



PART III- NARRATIVE

American Millennium Corporation, Inc. is unable to file the Form 10-KSB for the period ended July 31, 1998 within the prescribed period due to unforeseen delays in preparation of the financial statements . The completed financial statements are expected to be available within the requested fifteen day extension period.
Financial figures are pending, with estimates currently unavailable.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification:

James C. Statham 352/742-5010

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter periods that the registrant was required to file such report(s) been filed?

Yes

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes


Name of Registrant
as Specified in
Charter:                     American Millennium Corporation, Inc.

Date:                        10/21/98

By:                          James C. Statham, President

SEC File Number:             0-10841

CUSIP Number:                27530104